Exhibit 1

December 22, 2022

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis Street, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

Dear Ms. Newell,

Evergreen Capital, Shipyard Capital, Eriksen Capital, and Mr. Keenan write as owners of—collectively—21% of the units of Beneficial Interest in Pacific Coast Oil Trust. We trust that you received Shipyard Capital and Eriksen Capital’s request for a special meeting of unitholders to vote on your removal as trustee, to vote on the amendment of the trust agreement to permit unitholder derivative actions, and to vote on the reimbursement of special meeting costs by the trust. We ask that you publicly confirm that you have not taken and will not take steps toward the dissolution of the trust, or toward the sale of its assets, while your removal is pending.

For your convenience, we also summarize the salient points from the previous letters sent to you by Shipyard Capital and Eriksen Capital:

•	The trust’s final IPO prospectus[i] showed the Asset Retirement Obligation (ARO) existing before the date of conveyance and remaining with the trust’s operator (PCEC) after conveyance

•	The Conveyance Agreement states that liabilities incurred before the conveyance, and costs relating to production months before the conveyance, are not liabilities of the trust (Conveyance Agreement at 5, 20)

•	Consistent with these principles, the operator’s previous owners—who wrote the Conveyance Agreement—did not charge ARO obligations to the trust

•	When PCEC came under new management, the trust’s auditor (PwC) resigned because “information had come to PwC’s attention that causes PwC to be unwilling to be associated with the Trust’s financial statements”ii

•	PCEC’s former CEO alleged the existence of a scheme to expropriate trust assets via inflated AROiii

•	PCEC’s own expert witness admitted under deposition that PCEC’s accounting for the ARO does not accord with GAAPiv

•	Martindale (a consultant engaged by the trustee) described PCEC’s accounting as “inequitable”[v]

•	A judge in the class action rejected PCEC’s claim that the ARO can be taken “all in one year”vi

•	The same judge granted a Temporary Restraining Order (TRO) enjoining liquidation of the trustvii. The granting of a TRO is significant, because it reflects “the likelihood that the moving party will ultimately prevail on the merits”.

In your response letters, you have been at pains to emphasize your reliance on outside counsel and on other third party advisors. We understand that such reliance is allowed by the Trust Agreement. But the duty of loyalty, care, and good faith that you owe to the trust is not delegable under common law. When you justify taking no action against PCEC by noting that “PCEC declined to make any of the adjustments recommended”, you delegate constitutive fiduciary powers to PCEC, a party adversarial to the trust.

While we proceed to a special meeting to vote on your removal, we hope you will remember the slender escape hatch that you have been so careful to leave open in previous filings: “The Trustee...has determined not to take further action at this time.” (emphasis ours). If ever there is a time to defend the trust, that time is now.

Sincerely,

Carson Mitchell

Managing Member

Shipyard Capital Management LLC

carson@shipyardcapital.com

David Hay

Co-CIO, Partner

Evergreen Capital Management LLC

dhay@evergreengavekal.com

Tim Eriksen

Managing Member

Cedar Creek Partners LLC

tim@eriksencapital.com

Walter Keenan

walt@walterkeenan.com

i  https://royt.q4web.com/trust-overview/default.aspx

ii https://sec.report/Document/0001104659-19-053711/

iii https://www.courtlistener.com/docket/18700439/scott-wood-v-newbridge-resources-group-llc/

iv Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit C to Declaration of Jing-Li Yu in support of motion for leave to amend complaint, uploaded to docket on www.lacourt.org on 28 January 2022

v Ibid.

vi Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 8 to Declaration of Sashe D. Dimitroff in support of Pacific Coast Energy Company LP’s opposition, uploaded to docket on www.lacourt.org on 13 December 2021

vii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application for temporary restraining order, uploaded to docket on www.lacourt.org on 16 December 2021